AVALON VENTURES LTD.
04 MAR -9 AM 7:21
VSE-AVL
111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

February 26, 2004

FILE No. 82-4427

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") – Filing Requirements

Please find enclosed the following disclosure documents filed by the Company in Canada for filing with your office under Rule 12g3-2(b):

- TSX Venture Exchange Form 4B with respect to a non-brokered private placement financing of 210,000 units, dated July 29, 2003;
- Ontario Securities Commission Form 45-501F1 with respect to a non-brokered private placement financing of 210,000 units, dated August 27, 2003;
- BC Securities Commission Form 45-103F4 with respect to a non-brokered private placement financing of 210,000 units, dated August 27, 2003;
- NS Securities Commission Form 45-501F1 with respect to a non-brokered private placement financing of 210,000 units, dated September 3, 2003;
- TSX Venture Exchange Form 4B with respect to a non-brokered private placement financing of 1,060,000 units, dated December 24, 2003;
- TSX Venture Exchange acceptance for filing documentation with respect to a non-brokered private placement financing announced December 16, 2003;
- Ontario Securities Commission Form 45-501F1 with respect to a non-brokered private placement financing of 1,060,000 units, dated January 9, 2004;
- BC Securities Commission Form 45-103F4 with respect to a non-brokered private placement financing of 1,060,000 units, dated January 16, 2004;

dw 3/9

- NS Securities Commission Form 45-103F4 with respect to a non-brokered private placement financing of 1,060,000 units, dated January 16, 2004;
- Form 53-901F with respect to a non-brokered private placement financing of 1,060,000 units, dated January 19, 2004;
- Form 45-102F2 with respect to a non-brokered private placement financing of 1,060,000 units, dated January 19, 2004;
- TSX Venture Exchange Form 4B – with respect to a non-brokered private placement financing of 3,423,000 units, dated January 19, 2004;
- TSX Venture Exchange acceptance for filing documentation with respect to a non-brokered private placement financing announced January 9, 2004;
- Ontario Securities Commission Form 45-501F1 with respect to a non-brokered private placement financing of 3,423,000 units, dated February 2, 2004;
- Form 45-102F2 with respect to a non-brokered private placement financing of 3,423,000 units, dated February 2, 2004;
- Form 53-901F with respect to a non-brokered private placement financing of 3,423,000 units, dated February 3, 2004;
- TSX Venture Exchange Form 4G with respect to granting of incentive stock options to directors and officers, dated February 16, 2004;
- Notice of Annual General Meeting, Information Circular and Proxy, together with the complete Annual Report for the year ended August 31, 2003;
- BC Form 51-901 attached to the Company's Quarterly reports for the three months ended November 30, 2003.

Please also note that the Company has moved its offices and is now located at Suite ***1005***. All other information regarding the address, telephone and facsimile numbers remain unchanged.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encls.

cc: Lexas Law Group – J. Fraser

FILE No 82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

04 MAR -9 7:21

July 29, 2003

BY COURIER

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Corporate Finance Department

Re: Avalon Ventures Ltd. (the "Company")
- Private Placement Announced on July 11, 2003 - Expedited Filing

---

Dear Sirs:

In connection with the private placement of 210,000 units of the Company at the price of $0.75 per unit announced by news release dated July 11, 2003, please find enclosed the following pursuant to the expedited filing procedures of Policy 4.1:

a) Form 4B – Private Placement Notice Form; and

b) Cheque in the amount of $1,377.63 representing your minimum fee of $500 plus 0.5% of the proceeds ($787.50) and applicable GST of $90.13.

I look forward to receiving the TSX Venture Exchange's acceptance letter for this private placement within the next business day. If you have any questions or require anything else, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: AVALON VENTURES LTD. (the "Issuer").

   Trading Symbol: AVL

2. Date Price Reservation Form Filed: N/A.

   Date of News Release announcing Private Placement: July 11, 2003.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
      Yes √ No □
      If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes □ No √

   c) Final Acceptance of a Non-Expedited Private Placement: Yes □ No √

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $157,500

5. Proposed use of proceeds:

   The flow-through portion of the proceeds will be used to fund a first phase work program on the Issuer's Cobequid Mountains Gold Project located in northern Nova Scotia. The non flow-through portion of the proceeds will be used to cover the cost of the financing and other administrative costs.

6. (a)
Description of shares to be issued:

(i) Class: Common Shares.

(ii) Number: 1,050,000.

(iii) Price per security: $0.15 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 1,050,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,050,000.

(iii) Exercise price of Warrants: Year 1: $0.20 Year 2: $0.20

Tier 1 Only: Year 3: N/A Year 4 N/A Year 5 N/A

(iv) Expiry date of Warrants: Two years from closing.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: N/A.

(ii) Number of Listed Shares to be issued on conversion: N/A.

(iii) Expiry/Maturity date: N/A.

(iv) Interest rate: N/A.

(v) Conversion terms: N/A.

(vi) Default provisions: N/A.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 2,100,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 25,325,248

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Brian D. MacEachen 19 Lakeshore Drive Hammonds Plains, NS B4B 1S6		175,000	510,000	1.86%	I
J. William Ritchie 926 Marlborough Ave. Halifax, NS B3H 3G8		175,000	375,000	1.36%	
Dennys Van Fleet 22 Hedgewood Drive Unionville, ON L3R 6J6		175,000	357,500	1.36%	
Victoria Ross 2962 West 15th Street Vancouver, BC V6K 3A3		350,000	1,281,500	4.67%	
Stuart Rath 33 Fundy Drive Truro, NS B2N 5Y2		175,000	350,000	1.27%	
TOTAL		**1,050,000**	2,874,000		

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:
N/A

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

N/A

(c) Cash N/A.

(d) Securities N/A.

(e) Expiry date of any Agent's Option N/A.

(f) Exercise price of any Agent's Option N/A.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

There are no other proposed material changes in the affairs of the Issuer that have not been generally disclosed.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.):

80% of the shares to be issued are "flow-through" shares and 20% are non flow-through, 100% of the shares to be issued upon exercise of the warrants are non flow-through.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No √

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☑ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☑ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☑ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):
   Yes ☑ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☑ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☑ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☑ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☑ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☑ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes ☑ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

   Yes ☐ No √

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?

   Yes √ No ☐

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

      N/A

   b) the date on which shareholder approval has or will be obtained for the transaction.

      N/A

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

      Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: July 29, 2003

Donald S.Bubar
Name of Director and/or
Senior Officer

[signature]
Signature

President & CEO
Official Capacity

AVALON VENTURES LTD.
V.AVL:CDNX

FILE NO. 82-4427

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

7:21

August 27, 2003

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on August 1, 2003

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 210,000 units of the Company, please be advised that all of the five subscribers qualify under the Accredited Investors Exemption, Rule 45-501, Section 2.3.

Please find enclosed:

- Form 45-501F1, induplicate;

If you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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cc: TSX Venture Exchange, Attention: Records Department
Nova Scotia Registry of Joint Stock Companies
Lexas Law Group – J. Fraser
R. Dalgarno

Form 45-501F1

SECURITIES ACT (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

Report of a trade under clause 72(1) (b) or (q) of the Act, or Section **2.3**, 2.12, 2.13 or 2.14 of **Rule 45-501**

1. **Full name and address of the Seller.**

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1116
Toronto, Ontario
M5H 2G4

2. **Name and address of the issuer of the securities traded.**

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West
Suite 1116
Toronto, Ontario
M5H 2G4

3. **Description of the Securities traded.**

210,000 flow-through units at a price of $0.75 per unit. Each Unit consists of four flow-through common shares, one non flow-through common share and five non-transferable share purchase warrants. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until August 1, 2005. 35,000 units were issued under Section 2.3 of OSC Rule 45-501

4. **Date of trade(s).**

August 1, 2003

5. **Particulars of the trade(s)**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price C$	Exemption Relied Upon
Brian MacEachen Halifax, NS	35,000 units	$0.75	$26,250	Section 3.1 of OSC Rule 45-503 and clause 77(1)(n) of the Securities Act (Nova Scotia)
J. William Ritchie Halifax, NS	35,000 units	$0.75	$26,250	Subsection 79(1) Ruling of the Nova Scotia Securities Commission
Dennys Van Fleet Toronto, ON	35,000 units	$0.75	$26,250	Section 2.3 of Rule 45-501
Victoria Ross Vancouver, BC	70,000 units	$0.75	$52,500	Section 5.1 of Multilateral Instrument 45-103

Stuart Rath Truro, NS	35,000 units	$0.75	$26,250	Subsection 79(1) Ruling by the Nova Scotia Securities Commission

6. **The Seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in Section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes

9. **Certificate of Vendor or Agent of Vendor**

   The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

   Dated at Toronto, this 27th day of August, 2003

AVALON VENTURES LTD..
(Name of Vendor or Agent——please print)

[signature]
(Signature)

PRESIDENT
(Official capacity——please print)

DONALD BUBAR
(Please print here name of individual whose signature appears above, if different from name of Vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 6 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Fee: Cheque made payable to the Ontario Securities Commission.

4 Please print or type and file **two** signed copies with:

   Ontario Securities Commission
   8th Floor, 20 Queen Street West
   Toronto, Ontario
   M5H 3S8

FILE No. 82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

04 MAR -9 AM 7:21

August 27, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Corporate Finance

Re: Avalon Ventures Ltd.
Private Placement Financing
BC FORM 45-103F4

Dear Sirs:

We enclose the following:

- BC FORM 45-103F4 for the issuance of 210,000 Flow-Through units in a Private Placement Financing which closed August 1, 2003;
- Completed Fee Checklist;
- Cheque in the amount of $100.00

We trust that you will find this submission in order.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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cc: TSX Venture Exchange – Corporate Finance
Lexas Law Group – J. Fraser
Ralph Dalgarno

BC FORM 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street W., Suite 1116
Toronto, Ontario
M5H 2G4
(416) 364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting in British Columbia, Alberta and Ontario

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 1, 2003

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

210,000 flow-through units at a price of $0.75 per flow through unit. Each flow-through unit consists of four flow-through common shares, one non flow-through common share and five non-transferable share purchase warrants. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until August 1, 2005. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on December 1, 2003. A total of 1,050,000 common shares were issued at a price of $0.15 per share

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside Residence	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
Brian MacEachen Halifax, NS	$0.75	$26,250
J. William Ritchie	$0.75	$26,250

Halifax, NS		
Dennys Van Fleet Toronto, ON	$0.75	$26,250
Victoria Ross Vancouver, BC	$0.75	$52,500
Stuart Rath Truro, NS	$0.75	$26,250

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distributions(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Not Applicable

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATE: August 27, 2003

Avalon Ventures Ltd.
Name of issuer or vendor (please print)

Donald S. Bubar, President
Print name and position of person signing

[signature]
Signature

SCHEDULE "A"

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions,* ("MI 45-103") non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Brian MacEachen 18 Lakeshore Drive Hammonds Plains, Nova Scotia B4B 1S6	35,000 units	$26,250.00	Section 3.1 of OSC Rule 45.503 and clause 72(1)(n) of the Securities Act (Nova Scotia)
J. William Ritchie 926 Marlborough Avenue Halifax, Nova Scotia B3H 3G8	35,000 units	$26,250.00	Subsection 79(1) Ruling from the Nova Scotia Securities Commission
Dennys Van Fleet 22 Hedgewood Drive Unionville, Ontario L3R 6J6	35,000 units	$26,250.00	Section 2.3 of OSC Rule 45-501
Victoria Ross 2962 West 15th Street Vancouver, BC V6K 3A3	70,000 units	$52,500.00	Section 5.1 of MI 45-103
Stuart Rath 33 Fundy Drive Truro, Nova Scotia B2N 5Y2	35,000 units	$26,250.00	Subsection 79(1) Ruling from the Nova Scotia Securities Commission

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6817

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920=-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 967-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, PO.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FILE No. 82-4427

AVALON VENTURES LTD.
V.AVL:CDNX
111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

04 MAR -9 AM 7:21

September 3, 2003

Nova Scotia Securities Commission
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Attention: Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on August 1, 2003

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 210,000 units of the Company, please find enclosed:

- Form 45-501F1 – Report of trade under a subsection 79(1) Ruling dated April 16, 2003 of the Nova Scotia Securities Commission.

We understand there is no filing fee for this filing.

Should you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: TSX Venture Exchange, Attention: Records Department
Lexas Law Group – J. Fraser
R. Dalgarno

Form 45-501F1

SECURITIES ACT (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

Report of a trade under clause 72(1) (b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501

-and-

Report of trades under a subsection 79(1) Ruling dated April 16, 2003 of the Nova Scotia Securities Commission

1. **Full name and address of the Seller.**

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1116
Toronto, Ontario
M5H 2G4

2. **Name and address of the issuer of the securities traded.**

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West
Suite 1116
Toronto, Ontario
M5H 2G4

3. **Description of the Securities traded.**

210,000 flow-through units at a price of $0.75 per unit. Each Unit consists of four flow-through common shares, one non flow-through common share and five non-transferable share purchase warrants. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.20 until August 1, 2005. 70,000 units were issued under the subsection 79(1) Ruling referred to above.

4. **Date of trade(s).**

August 5, 2003

5. **Particulars of the trade(s)**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price C$	Exemption Relied Upon
Brian MacEachen Halifax, NS	35,000 units	$0.75	$26,250	Section 3.1 of OSC Rule 45-503 and clause 77(1)(n) of the Securities Act (Nova Scotia)

J. William Ritchie Halifax, NS	35,000 units	$0.75	$26,250	Subsection 79(1) Ruling of the Nova Scotia Securities Commission
Stuart Rath Truro, NS	35,000 units	$0.75	$26,250	Subsection 79(1) Ruling by the Nova Scotia Securities Commission

6. **The Seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in Section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes

9. **Certificate of Vendor or Agent of Vendor**

   The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

   Dated at Toronto, this 27th day of August, 2003

AVALON VENTURES LTD..
(Name of Vendor or Agent——please print)

(Signature)

PRESIDENT
(Official capacity——please print)

DONALD BUBAR
(Please print here name of individual whose signature appears above, if different from name of Vendor or agent printed above)

FILE No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

04 FEB -3 AM 7:21

December 24, 2003

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Corporate Finance Department

Re: Avalon Ventures Ltd. (the "Company")
- Private Placement Announced on December 16, 2003 - Expedited Filing

---

Dear Sirs:

In connection with the flow-through portion of the private placement of units of the Company announced in the news release dated December 16, 2003, please find enclosed the following documents pursuant to the expedited filing procedures of Policy 4.1:

a) Form 4B – Private Placement Notice Form; and

b) Cheque in the amount of $1,953.27 representing your minimum fee of $500 plus 0.5% of the proceeds ($1,325.00) and applicable GST of $127.27.

I look forward to receiving the TSX Venture Exchange's acceptance letter for this private placement within the next business day. If you have any questions or require anything else, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **AVALON VENTURES LTD. (the "Issuer").**

   Trading Symbol: **AVL.**

2. Date Price Reservation Form Filed: **N/A.**

   Date of News Release announcing Private Placement: **December 16, 2003.**

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **Up to $265,000 in flow-through Units.**

5. Proposed use of proceeds:

   Proceeds of flow-through Units

   Exploration programs (mainly drilling) on Mount Thom property located near Truro, Nova Scotia. The property was recently optioned by the Issuer as disclosed in the News Release dated November 4, 2003.

6. (a) Description of the Flow-Through Units to be issued:

(i) Class: **Common Shares.**

(ii) Number: **1,060,000.**

(iii) Price per security: **$0.25**.

(b) Description of Warrants to be issued:

(i) Number of Warrants: **1,060,000**.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **1,060,000 .**

(iii) Exercise price of Warrants: Year 1: **$0.27** Year 2: **$0.29**

<u>Tier 1 Only:</u> Year 3:__________ Year 4____________ Year 5____________

(iv) Expiry date of all Warrants: two years after closing.

(c) Description of Convertible Securities to be issued: **not applicable**

(i) Number/ Aggregate principal amount: ____________________________ .

(ii) Number of Listed Shares to be issued on conversion: _______________.

(iii) Expiry/Maturity date: ____ .

(iv) Interest rate: ____.

(v) Conversion terms: ____.

(vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **2,120,000**

7. Issued and outstanding Listed Shares at the date of the price reservation: **26,475,248**

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Joseph Monteith 1296 Prince Albert Court Mississaugua, Ontario L5H 3S1	N/A	100,000 Flow-Through Units	565,000	1.97%	I
Dennys Van Fleet 22 Hedgewood Dr., Markham, Ontario L3R 6J6	N/A	100,000 Flow-Through Units	425,000	1.49%	
Donald S. Bubar 11 Gainsville Ave. Unionville, Ontario L3R 1W7	N/A	80,000 Flow-Through Units	1,099,500	3.85%	I
Forbes N.A. Andersen 85 Sutherland Dr. Toronto, Ontario M4G 1H6	N/A	120,000 Flow-Through Units	420,000	1.47%	
Darius Knight 48 Kerrigan Crescent Unionville, Ontario L3R 7T4	N/A	100,000 Flow-Through Units	290,000	1.01%	
Fraser Atkinson Penthouse #2 141 Water Street Vancouver, B.C. V6B 1A7	N/A	160,000 Flow-Through Units	320,000	1.11%	
George Chilian, RR#1, Vittoria, Ontario N0E 1W0	N/A	100,000 Flow-Through Units	275,000	0.96%	
Stuart Rath 69 Longworth Avenue Truro, NS B2N 3E7	N/A	200,000 Flow-Through Units	575,000	2.01%	
Northfield Capital Corp 347 Bay St, Ste 301 Toronto, ON M5H 2R7	N/A	100,000 Flow-through units	200,000	0.70%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Not applicable. This is a non-brokered private placement.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: **not applicable**

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash __________________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ____________________.

(f) Exercise price of any Agent's Option __________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

none

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

100% of the shares to be issued are flow-through shares and 100% of the shares to be issued upon exercise of the warrants are non-flow-through shares.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **100,000**

(ii) For Previous Expedited Private Placements: **1,050,000**

(iii) For this transaction**:** **1,060,000**

Total ((i) + (ii) + (iii)): **2,210,000**

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☐
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☐ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: December 24, 2003

DONALD BUBAR
Name of Director and/or
Senior Officer

[signature]
Signature

PRESIDENT
Official Capacity

FILE No. 82-4427

04 ... -9 ... 7:21

TSX venture EXCHANGE

December 29, 2003

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
111 Richmond St. W. – Suite 1116
Toronto, ON M5H 2G4

Attention: Donald Bubar

Dear Mr. Bubar:

Re: Avalon Ventures Ltd. (the "Company") – Submission #89545
Private Placement

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 16, 2003:

Number of Shares:	1,060,000 flow-through shares
Purchase Price:	$0.25 per share
Warrants:	1,060,000 share purchase warrants to purchase 1,060,000 shares
Warrant Exercise Price:	$0.27 for a one year period $0.29 in the second year
Number of Placees:	9 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P**	**# of Shares**
Joseph Monteith	Y	100,000
Donald S. Bubar	Y	80,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (416) 365-2205 / FAX: (416) 365-2224 / EMAIL: jasmine.handanovic@tsxventure.com.

Yours truly,

Jasmine Handanovic
Analyst, Corporate Finance

FILE NO. 82-4427

AVALON VENTURES LTD.

VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

04 MAR -9 AM 7:21

January 9, 2004

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on January 9, 2004

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 1,060,000 units of the Company, please be advised that all of the Ontario subscribers who are not directors or officers qualify under the Accredited Investors Exemption, Rule 45-501, Section 2.3.

Please find enclosed:

- Form 45-501F1, induplicate;

If you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: TSX Venture Exchange, Attention: Records Department
Nova Scotia Registry of Joint Stock Companies
Lexas Law Group – J. Fraser
R. Dalgarno

Form 45-501F1

SECURITIES ACT (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

Report of a trade under clause 72(1) (b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of **Rule 45-501**

1. **Full name and address of the Seller.**

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

2. **Name and address of the issuer of the securities traded.**

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

3. **Description of the Securities traded.**

1,060,000 flow-through units at a price of $0.25 per unit. Each Unit consists of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.27 in the first year and at a price of $0.29 in the second year until January 9, 2006.

4. **Date of trade(s).**

January 9, 2004

5. **Particulars of the trade(s)**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price C$	Exemption Relied Upon
Joseph Monteith Mississauga, ON	100,000 units	$0.25	$25,000	Section 3.1 of OSC Rule 45-503
Donald S. Bubar Unionville, ON	80,000 units	$0.25	$20,000	Section 3.1 of OSC Rule 45-503
Dennys Van Fleet Unionville, ON	100,000 units	$0.25	$25,000	Section 2.3 of OSC Rule 45-501
Darius Knight Unionville, ON	100,000 units	$0.25	$25,000	Section 2.3 of OSC Rule 45-501
Forbes N.A. Andersen Toronto, ON	120,000 units	$0.25	$30,000	Section 2.3 of OSC Rule 45-501

George Chilian Vittoria, ON	100,000 units	$0.25	$25,000	Section 2.3 of OSC Rule 45-501
Northfield Capital Corp. Toronto, ON	100,000 units	$0.25	$25,000	Section 2.3 of OSC Rule 45-501
Stuart Rath Truro, NS	200,000 units	$0.25	$50,000	Section 5.1 of MI 45-103
Fraser Atkinson Vancouver, BC	160,000 units	$0.25	$40,000	Section 5.1 of MI 45-103

6. **The Seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in Section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes

9. **Certificate of Vendor or Agent of Vendor**

   The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

   Dated at Toronto, this 9th day of January 2004

AVALON VENTURES LTD..
(Name of Vendor or Agent——please print)

(Signature)

PRESIDENT
(Official capacity——please print)

DONALD BUBAR
(Please print here name of individual whose signature appears above, if different from name of Vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 6 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Fee: Cheque made payable to the Ontario Securities Commission.

4 Please print or type and file **two** signed copies with:

   Ontario Securities Commission
   8th Floor, 20 Queen Street West
   Toronto, Ontario
   M5H 3S8

AVALON VENTURES LTD.
V.AVL:CDNX

FILE No. 82-4427

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

04 ... -9 ... 7:21

January 16, 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Corporate Finance

Re: Avalon Ventures Ltd.
Private Placement Financing
BC FORM 45-103F4

Dear Sirs:

We enclose the following:

- BC FORM 45-103F4 for the issuance of 1,060,000 Flow-Through units in a Private Placement Financing which closed January 9, 2004;
- Completed Fee Checklist;
- Cheque in the amount of $100.00

We trust that you will find this submission in order.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: TSX Venture Exchange – Corporate Finance
Lexas Law Group – J. Fraser
Ralph Dalgarno

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1005
Toronto, ON M5H 2G4
Telephone: 416-364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia, Alberta and Ontario.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

The securities were distributed on January 9, 2004. There is no other distribution date.

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The securities consisted of 1,060,000 flow-through units (the "FT Units"), each such FT Unit consisting of one flow-through common share of the Issuer and one non transferable warrant to purchase one non flow-through common share at an exercise price of $0.27 per share until January 9, 2005 and at an exercise price of $0.29 per share until January 9, 2006. The issue price was $0.25 per unit.

5. Provide details of the distribution by completing the attached schedule.

See the attached Schedule A for full details of the distribution including the full name and residential address of each purchaser, the number of FT Units sold to each purchaser, the total purchase price paid by each purchaser, the jurisdictions in which the FT Units were sold, the total dollar value ($265,000) of the FT Units distributed in all jurisdictions and the exemption under which each purchaser purchased FT Units.

6. Complete the following table for each Canadian and foreign jurisdiction

where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Jurisdictions Where Purchasers Reside	Price Per Security (Cdn $)	Total Dollar Value Raised from Purchaser in the Jurisdiction (Cdn $)
Canadian Jurisdictions		
Nova Scotia	$0.25 per FT Unit	$50,000
Ontario	$0.25 per FT Unit	$175,000
British Columbia	$0.25 per FT Unit	$40,000

Total Dollar Value of Distribution in All Jurisdictions ($ Canadian) $265,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

No person was compensated in connection with the distribution.

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.
Date: January 16, 2004

Avalon Ventures Ltd.
Name of issuer or vendor (please print)

Donald Bubar, President
Print name and position of person signing

Signature

Schedule A

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

SUBSCRIBER LIST, $0.25 FT UNITS
All of the FT Units were distributed on January 9, 2004 and on no other date

	Name	Address	Value CD$	Units	Exemption Relied on
1	Joseph Monteith	1296 Prince Arthur Court, Mississauga ON L3H 3S1	$25,000	100,000 FT Units	Section 2.1 of MI 45-105
2	Donald S. Bubar	11 Gainsville Avenue, Unionville, ON L3R 1W7	$20,000	80,000 FT Units	Section 2.1 of MI 45-105
3	Dennys Van Fleet	22 Hedgewood Drive, Markham, ON L3R 1W7	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
4	Darius Knight	48 Kerrigan Crescent, Unionville, ON L3R 7T4	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
5	Forbes N.A. Anderson	85 Sutherland Drive, Toronto, ON M4G 1H6	$30,000	120,000 FT Units	Section 2.3 of OSC Rule 45-501
6	George Chilian	R.R. #1, Vittoria, ON N0E 1W0	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
7	Northfield Capital Corp.	347 Bay Street, Suite 301, Toronto, ON M5H 3R7	$25,000	100,000 FT units	Section 2.3 of OSC Rule 45-501
8	Stuart Rath	69 Longworth Avenue, Truro, NS B2N 3E7	$50,000	200,000 FT Units	Section 5.1 of MI 45-103
9	Fraser Atkinson	Penthouse #2, 141 Water Street, Vancouver, BC V6B 1A7	$40,000	100,000 FT Units	Section 5.1 of MI 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.
Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FILE No. 82-4427

AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com

04 FEB -9 AM 7:21

January 16, 2004

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia
B3J 3J9

Attention: Corporate Finance

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on January 9, 2004

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 1,060,000 units of the Company, please find enclosed:

- Form 45-103F4 – Report of Exempt Distribution.
- Filing fee of $25.00

Should you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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cc: TSX Venture Exchange, Attention: Records Department
Lexas Law Group – J. Fraser
R. Dalgarno

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1005
Toronto, ON M5H 2G4
Telephone: 416-364-4938

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia, Alberta and Ontario.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

The securities were distributed on January 9, 2004. There is no other distribution date.

4. For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

The securities consisted of 1,060,000 flow-through units (the "FT Units"), each such FT Unit consisting of one flow-through common share of the Issuer and one non transferable warrant to purchase one non flow-through common share at an exercise price of $0.27 per share until January 9, 2005 and at an exercise price of $0.29 per share until January 9, 2006. The issue price was $0.25 per unit.

5. Provide details of the distribution by completing the attached schedule.

See the attached Schedule A for full details of the distribution including the full name and residential address of each purchaser, the number of FT Units sold to each purchaser, the total purchase price paid by each purchaser, the jurisdictions in which the FT Units were sold, the total dollar value ($265,000) of the FT Units distributed in all jurisdictions and the exemption under which each purchaser purchased FT Units.

6. Complete the following table for each Canadian and foreign jurisdiction

where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Jurisdictions Where Purchasers Reside	Price Per Security (Cdn $)	Total Dollar Value Raised from Purchaser in the Jurisdiction (Cdn $)
Canadian Jurisdictions		
Nova Scotia	$0.25 per FT Unit	$50,000
Ontario	$0.25 per FT Unit	$175,000
British Columbia	$0.25 per FT Unit	$40,000

Total Dollar Value of Distribution in All Jurisdictions ($ Canadian) $265,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

No person was compensated in connection with the distribution.

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 16, 2004

Avalon Ventures Ltd.

Name of issuer or vendor (please print)

Donald Bubar, President

Print name and position of person signing

Signature

Schedule A

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

SUBSCRIBER LIST, $0.25 FT UNITS
All of the FT Units were distributed on January 9, 2004 and on no other date

	Name	Address	Value CD$	Units	Exemption Relied on
1	Joseph Monteith	1296 Prince Arthur Court, Mississauga ON L3H 3S1	$25,000	100,000 FT Units	Section 2.1 of MI 45-105
2	Donald S. Bubar	11 Gainsville Avenue, Unionville, ON L3R 1W7	$20,000	80,000 FT Units	Section 2.1 of MI 45-105
3	Dennys Van Fleet	22 Hedgewood Drive, Markham, ON L3R 1W7	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
4	Darius Knight	48 Kerrigan Crescent, Unionville, ON L3R 7T4	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
5	Forbes N.A. Anderson	85 Sutherland Drive, Toronto, ON M4G 1H6	$30,000	120,000 FT Units	Section 2.3 of OSC Rule 45-501
6	George Chilian	R.R. #1, Vittoria, ON N0E 1W0	$25,000	100,000 FT Units	Section 2.3 of OSC Rule 45-501
7	Northfield Capital Corp.	347 Bay Street, Suite 301, Toronto, ON M5H 3R7	$25,000	100,000 FT units	Section 2.3 of OSC Rule 45-501
8	Stuart Rath	69 Longworth Avenue, Truro, NS B2N 3E7	$50,000	200,000 FT Units	Section 5.1 of MI 45-103
9	Fraser Atkinson	Penthouse #2, 141 Water Street, Vancouver, BC V6B 1A7	$40,000	100,000 FT Units	Section 5.1 of MI 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.
Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

FILE No. 82-4427

04 MAR -9 AM 7:21 **FORM 53-901.F**
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

January 9, 2004

Item 3. **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario on January 9, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Private Placement.

The Issuer has completed the private placement of an aggregate 1,060,000 flow-through units at the price of $0.25 per unit for gross proceeds of $265,000.

Item 5. **Full Description of Material Change**

On January 9, 2004, the Issuer completed a non-brokered private placement of an aggregate of 1,060,000 flow-through units at a price of $0.25 per unit for gross proceeds of $265,000. Each flow-through unit consists of one flow-through common share, and one two-year non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional non flow-through common share at a price of $0.27 until January 9, 2005 and after that date until January 9, 2006 at a price of $0.29. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on May 9, 2004.

A list of the purchasers is as follows:

Full name of Purchaser and place of residence	Number of Flow-Through Units Purchased	Price per Flow-Through Unit (Cdn $)	Total Purchase Price (Cdn $)
Mr. Joseph Monteith, Mississauga, ON	100,000	$0.25	$ 25,000
Mr. Donald Bubar, Unionville, ON	80,000	$0.25	$ 20,000
Mr. Dennys Van Fleet, Unionville, ON	100,000	$0.25	$ 25,000
Mr. Stuart Rath, Truro, NS	200,000	$0.25	$ 50,000
Mr. Fraser Atkinson, Vancouver, BC	160,000	$0.25	$ 40,000
Mr. Forbes Andersen, Toronto, ON	120,000	$0.25	$ 30,000
Mr. Darius Knight, Unionville, ON	100,000	$0.25	$ 25,000
Mr. George Chilian, Vittoria, ON	100,000	$0.25	$ 25,000
Northfield Capital Corp. Toronto, ON	100,000	$0.25	$ 25,000
TOTAL	**1,060,000**		**$265,000**

The proceeds of the private placement totalling $265,000 will be used to fund an exploration program on the Company's Mount Thom, Upper Kemptown and West River Station "IOCG type" copper-gold projects in Nova Scotia. This work will consist of prospecting, geochemical and geophysical surveys on all three properties as well as diamond drilling on the copper-gold target already defined on the Mount Thom property.

Item 6. Reliance on Section 85(2) of the Act

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 19th day of January, 2004

AVALON VENTURES LTD.

By: *"D. S. Buhar"*

President
(Official Capacity)

Donald S. Buhar
(Please print here name of individual whose signature appears above.)

File No. 82-4427

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Mulitlateral Instrument 45-102 Resale of Securities

Complete 1 or 2

1. Avalon Ventures Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and thereby certifies that in respect of a distribution on January 9, 2004 of 1,060,000 Flow-Through Units consisting of one flow-through common share and a two year warrant to purchase a flow-through common share of Avalon Ventures Ltd. Avalon Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name if Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive. consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on (date) of (amount or number and type of securities) of (Name of Issuer), (Name of Issuer) became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Toronto this 19th day of January, 2004.

Avalon Ventures Ltd.

By: *"Donald S. Bubar"*
Donald S. Bubar
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the Issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral instrument 45-102 has been implemented.

File No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

04 MAR -9 AM 7:21

January 19, 2004

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Corporate Finance Department

Re: Avalon Ventures Ltd. (the "Company") Private Placement Announced on December 16, 2003 and January 9, 2004- Expedited Filing

---

Dear Sirs:

In connection with the private placement of up to 3,423,000 units of the Company at the price of $0.20 per unit announced by news releases dated December 16, 2003 and January 9, 2004, please find enclosed the following pursuant to the expedited filing procedures of Policy 4.1:

a) Form 4B – Private Placement Notice Form; and

b) Cheque in the amount of $4,197.61 representing your minimum fee of $500 plus 0.5% of the proceeds ($3,423.00) and applicable GST of $274.61.

I look forward to receiving the TSX Venture Exchange's acceptance letter for this private placement within the next business day. If you have any questions or require anything else, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

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File copy

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: **AVALON VENTURES LTD. (the "Issuer").**

   Trading Symbol: **AVL.**

2. Date Price Reservation Form Filed: **N/A.**

   Date of News Releases announcing Private Placement: **December 16, 2003 and January 9, 2004.**

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☒ No ☐
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: **Up to $684,600 in non flow-through Units.**

5. Proposed use of proceeds:

   To fund on-going project development expenses and market development work on Separation Rapids and Warren Township projects, as well as for general administration purposes and working capital.

6. (a) Description of the Non Flow-Through Units to be issued:

(i) Class: **Common Shares.**

(ii) Number: **3,423,000.**

(iii) Price per security: **$0.20.**

(b) Description of Warrants to be issued:

(i) Number of Warrants: **3,423,000.**

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: **3,423,000 .**

(iii) Exercise price of Warrants: Year 1: **$0.25** Year 2: **$0.30**

Tier 1 Only: Year 3:__________ Year 4____________ Year 5____________

(iv) Expiry date of all Warrants: two years after closing.

(c) Description of Convertible Securities to be issued: **not applicable**

(i) Number/ Aggregate principal amount: ____________________________.

(ii) Number of Listed Shares to be issued on conversion: ______________.

(iii) Expiry/Maturity date: ____________________________________.

(iv) Interest rate: ____.

(v) Conversion terms: _______________________________________.

(vi) Default provisions: ______________________________________.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: **6,846,000**

7. Issued and outstanding Listed Shares at the date of the price reservation: **27,535,248**

8. Placees

(a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider= I ProGroup= P
Ron Perkins 404 Iris Avenue Corona del Mar, CA 92625 USA	N/A	67,000 Non Flow-Through Units	134,000	0.39%	
Beryl Lovitz 1301 Tano Ridge Road Santa Fe, NM 87506 USA	N/A	100,000 Non Flow-Through Units	200,000	0.58%	
William Davis 4 Valencia Loop Santa Fe, NM 87508-8887 USA	N/A	100,000 Non Flow-Through Units	200,000	0.58%	
David Schechtman 2737 Quentin Ave. S St Louis Park, MN 55416 USA	N/A	67,000 Non Flow-Through Units	134,000	0.39%	
Rick A. Brown 8068 Marshcreek Alcove Woodbury, MN 55125 USA	N/A	67,000 Non Flow-Through Units	134,000	0.39%	
Dr. Walter Zierman Age-weighted Profit Share Plan & Trust 1058 Camino Manana Santa Fe, NM 87501 USA	N/A	700,000 Non Flow-Through Units	1,400,000	4.07%	
Robert L. Newton 19640 Biscayne Bay Dr Boca Raton, FL 33498 USA	N/A	175,000 Non Flow-Through Units	350,000	1.02%	
Treuhandgesellschaft Strub AG Abtswingertweg 1 9490 Vaduz Liechtenstein	N/A	1,230,000 Non Flow-Through Units	2,460,000	7.16%	

Dr. Harry Johnson 6500 Barrie Road Edina, MN 55435 USA	N/A	150,000 Non Flow-Through Units	300,000	0.87%	
James McGrath 8403 Pine Air Circle Rapid City, SD 57702 USA	N/A	67,000 Non Flow-Through Units	134,000	0.39%	
Daniel Nicholson 265 Edward St Chelmsford, ON P0M 1L0	N/A	125,000 Non Flow-Through Units	255,500	0.735%	
Blair Naughty 316 Dover Court Rd. Toronto, ON M6J 3E3	N/A	200,000 Non Flow-Through Units	400,000	1.15%	
R. James Andersen 2597 Lakeshore Blvd. Toronto, ON M8V 1G5	N/A	125,000 Non Flow-Through Units	720,000	2.07%	I
Andersen Enterprises Inc. 85 Sutherland Drive Toronto, ON M4G 1H6	N/A	125,000 Non Flow-Through Units	250,000	0.73%	
Jeffrey Hunter 95 Willingdon Blvd. Toronto, ON M8X 2H8	N/A	125,000 Non Flow-Through Units	250,000	0.73%	

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Not applicable. This is a non-brokered private placement.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: **not applicable**

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ❑ No ❑
If No, provide details regarding the relationship to the Issuer:
____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ________________________________.

(d) Securities ________________________________.

(e) Expiry date of any Agent's Option ________________________.

(f) Exercise price of any Agent's Option ________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

none

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

100% of the shares to be issued are non flow-through common shares and 100% of the shares to be issued upon exercise of the warrants are non-flow-through common shares.

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   Yes ☒ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   Yes ☒ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   Yes ☒ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   Yes ☒ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:
   Yes ☒ No ☐

6. No new Control Person is created by the issuance of the Shares:
   Yes ☒ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   Yes ☒ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   Yes ☒ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
   Yes ☒ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☒ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: **N/A**

(ii) For Previous Expedited Private Placements: **N/A**

(iii) For this transaction: **N/A**

Total ((i) + (ii) + (iii)): **N/A**

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
   Yes ☐ No ☐
   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
   Yes ☐ No ☐
   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated January 19, 2004

DONALD BUBAR
Name of Director and/or
Senior Officer

[signature]
Signature

PRESIDENT
Official Capacity

APPENDIX "I"

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on a one-time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   (a) Name: Treuhandgesellschaft Strub Aktiengesellschaft

   (b) Complete Address: Abtswingertweg 1, Postfach 630
   FL-9490 Vaduz

   (c) Jurisdiction of Incorporation or Creation: Liechtenstein

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? yes

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? yes

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   (a) it is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in Liechtenstein [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   (a) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   (e) it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer, has a beneficial interest in any of the managed accounts for which it is purchasing.

4. If the answer to 2(a) above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (see for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta)).

Dated at Vaduz on January 8, 2004.

Treuhandgesellschaft Strub AG
(Name of Purchaser – please print)

(Authorized Signature)

Director
(Official Capacity – please print)

Dr. Wolfgang Strub
(Please print name of individual whose signature appears above, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

TSX venture EXCHANGE

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   (a) Name: ANDERSEN ENTERPRISES INC.

   (b) Complete Address: 85 SUTHERLAND DRIVE
   TORONTO ON M4G 1H6

   (c) Jurisdiction of Incorporation or Creation: ONTARIO

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? NO

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? NO

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   (a) It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   (c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   (e) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
ROBERTA ANDERSEN	TORONTO	ONTARIO	CANADA

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at TORONTO on JANUARY 16, 2004

ANDERSEN ENTERPRISES INC
(Name of Purchaser - please print)

[signature]
(Authorized Signature)

DIRECTOR
(Official Capacity - please print)

FORBES N.A. ANDERSEN
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

FILE No. 82-4427

04 MAR -3 AM 7:21

TSX venture EXCHANGE

January 21, 2004

VIA FACSIMILE (416) 364-5162

Avalon Ventures Ltd.
Suite 1005 – 111 Richmond St. West
Toronto, ON M5H 2G4

Attention: Donald S. Bubar

Dear Sir:

Re: Avalon Ventures Ltd. (the "Company") – Submission # 90037
Private Placement - Expedited

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 16, 2003 and January 9, 2004:

Number of Shares:	3,423,000 shares
Purchase Price:	$0.20 per share
Warrants:	3,423,000 share purchase warrants to purchase 3,423,000 shares
Warrant Exercise Price:	$0.25 for a one year period
	$0.30 in the second year
Number of Placees:	15 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
R. James Anderson	Y	125,000

FILE No. 82-4427

AVALON VENTURES LTD.
VSE-AVL

111 Richmond St. W., Suite 1005, Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-Mail info@avalonventures.com
Internet: http://www.avalonventures.com

February 2, 2004

Ontario Securities Commission
P.O. Box 55, Suite 800
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Statutory Filings

Re: Avalon Ventures Ltd. (the "Company")
Private Placement Financing Closed on January 23, 2004

Dear Sirs:

In connection with the closing of the above referenced non-brokered private placement of 3,423,000 units of the Company, please be advised that all of the Ontario subscribers who are not directors or officers qualify under the Accredited Investors Exemption, Rule 45-501, Section 2.3.

Please find enclosed:

- Form 45-501F1, in duplicate;

If you have any questions or require any additional information in this regard, please do not hesitate to contact me.

Yours very truly,

AVALON VENTURES LTD.

Donald S. Bubar
President

:j
encl.

cc: TSX Venture Exchange, Attention: Records Department
Lexas Law Group – J. Fraser
R. Dalgarno

Form 45-501F1

SECURITIES ACT (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

Report of a trade under clause 72(1) (b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of **Rule 45-501**

1. **Full name and address of the Seller.**

Avalon Ventures Ltd.
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

2. **Name and address of the issuer of the securities traded.**

Avalon Ventures Ltd. (the "Issuer")
111 Richmond Street West
Suite 1005
Toronto, Ontario
M5H 2G4

3. **Description of the Securities traded.**

3,423,000 non flow-through units at a price of $0.20 per unit. Each Unit consists of one non flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one non flow-through common share at a price of $0.25 in the first year and at a price of $0.30 in the second year until January 23, 2006.

4. **Date of trade(s).**

January 23, 2004

5. **Particulars of the trade(s)**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchaser Price	Total Purchase Price C$	Exemption Relied Upon Ontario Securities Commission Interpretation Note # 1 (the "Note")
Ron Perkins Corona del Mar, CA, USA	67,000 units	$0.20	$13,400	The Note
Beryl Lovitz Santa Fe, NM, USA	100,000 units	$0.20	$20,000	The Note
William Davis Santa Fe, NM, USA	100,000 units	$0.20	$20,000	The Note
David Schectman St. Louis Park, MN, USA	67,000 units	$0.20	$13,400	The Note
Rick A. Brown Woodbury, MN, USA	67,000 units	$0.20	$13,400	The Note
Dr. Waltr Zierman Santa Fe, NM, USA	700,000 units	$0.20	$140,000	The Note

Robert L. Newton Boca Raton, FL, USA	175,000 units	$0.20	$35,000	The Note
Treuhandgesellschaft Strub AG Leichtenstein	1,230,000 units	$0.20	$246,000	The Note
Dr. Harry Johnson Edina, MN, USA	150,000 units	$0.20	$30,000	The Note
James McGrath Rapid City, SD, USA	67,000 units	$0.20	$13,400	The Note
Daniel Nicholson Chelmsford, ON	125,000 units	$0.20	$25,000	Section 2.3 of OSC Rule 45-501
Blair Naughty Toronto, ON	200,000 units	$0.20	$40,000	Section 2.3 of OSC Rule 45-501
R. James Andersen Toronto, ON	125,000 units	$0.20	$25,000	Section 2.1 of MI 45-105
Andersen Enterprises Inc. Toronto, ON	125,000 units	$0.20	$25,000	Section 2.3 of OSC Rule 45-501
Jeffrey Hunter Toronto, ON	125,000 units	$0.20	$25,000	Section 2.3 of OSC Rule 45-501

6. **The Seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in Section 5 and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.**

   None

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes

9. **Certificate of Vendor or Agent of Vendor**

   The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

   Dated at Toronto, this 2nd day of February, 2004

AVALON VENTURES LTD..
(Name of Vendor or Agent——please print)

(Signature)

PRESIDENT
(Official capacity——please print)

DONALD BUBAR
(Please print here name of individual whose signature appears above, if different from name of Vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 6 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Fee: Cheque made payable to the Ontario Securities Commission.

4 Please print or type and file **two** signed copies with:

Ontario Securities Commission
8th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

FILE No. 82-4427

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Mulitlateral Instrument 45-102 Resale of Securities

Complete 1 or 2

1. Avalon Ventures Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and thereby certifies that in respect of a distribution on January 23, 2004 of 3,423,000 Non Flow-Through Units consisting of one non flow-through common share and a two year warrant to purchase a non flow-through common share of Avalon Ventures Ltd. Avalon Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name if Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive. consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on (date) of (amount or number and type of securities) of (Name of Issuer), (Name of Issuer) became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Toronto this 2nd day of February, 2004.

Avalon Ventures Ltd.

By: *"Donald S. Bubar"*
Donald S. Bubar
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the Issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral instrument 45-102 has been implemented.

FILE No. 82-4427

FORM 53-901.F
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Avalon Ventures Ltd. (the "Company")
111 Richmond Street West, Suite 1005
Toronto, Ontario M5H 2G4
Telephone: (416) 364-4938

Item 2. **Date of Material Change**

January 23, 2004

Item 3. **Press Releases**

A press release disclosing the material change was issued in Toronto, Ontario on January 23, 2004 and was disseminated through Filing Services Canada to its Canadian National Compliance distribution list and a copy was filed with the TSX Venture Exchange, as well as the B.C., Ontario and Alberta Securities Commissions.

Item 4. **Summary of Material Change**

Private Placement.

The Issuer has completed the private placement of an aggregate 3,423,000 non flow-through units at the price of $0.20 per unit for gross proceeds of $684,600.

Item 5. **Full Description of Material Change**

On January 23, 2004, the Issuer completed a non-brokered private placement of an aggregate of 3,423,000 non flow-through units at a price of $0.20 per unit for gross proceeds of $684,600. Each non flow-through unit consists of one non flow-through common share, and one two-year non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional non flow-through common share at a price of $0.25 until January 23, 2005 and after that date until January 23, 2006 at a price of $0.30. The shares contained in the units and any shares issuable on exercise of the warrants are subject to a four month hold period expiring on May 23, 2004.

	Flow-Through Units Purchased	Through Unit (Cdn $)	(Cdn $)
Mr. Ron Perkins, Corona del Mar, CA, USA	67000	$0.20	$ 13,400
Mrs. Beryl Lovitz, Santa Fe, NM, USA	100,000	$0.20	$ 20,000
Mr. William Davis, Santa Fe, NM, USA	100,000	$0.20	$ 20,000
Mr. David Schectman, St. Louis Park, MN, USA	67,000	$0.20	$ 13,400
Mr. Rick A. Brown, Woodbury, MN, USA	67,000	$0.20	$ 13,400
Dr. Walter Zierman, Santa Fe, NM, USA	700,000	$0.20	$140,000
Mr. Robert L. Newton, Boca Raton, FA, USA	175,000	$0.20	$ 35,000
Treuhandgesellschaft Strub AG, Liechtenstein	1,230,000	$0.20	$ 246,000
Dr. Harry Johnson, Edina, MN, USA	150,000	$0.20	$ 30,000
Mr. James McGrath, Rapid City, SD, USA	67,000	$0.20	$ 13,400
Mr. Daniel Nicholson, Chelmsford, ON	125,000	$0.20	$ 25,000
Mr. Blair Naughty, Toronto, ON	200,000	$0.20	$ 40,000
Mr. R. James Andersen, Toronto, ON	125,000	$0.20	$ 25,000
Andersen Enterprises Inc., Toronto, ON	125,000	$0.20	$ 25,000
Mr. Jeffrey Hunter, Toronto, ON	125,000	$0.20	$ 25,000
TOTAL	**3,423,000**		**$684,000**

The proceeds of the private placement totalling $684,000 will be used to fund on-going market development work for the Separation Rapids and Warren Township projects, as well as working capital to cover administrative expenses and settle outstanding accounts payable.

Item 6. Reliance on Section 85(2) of the BC Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officers

The Senior Officer of the Company who is knowledgeable about the material change and the report is Donald S. Bubar, President, (416) 364-4938.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated this 3rd day of February, 2004

AVALON VENTURES LTD.

By: *"D. S. Bubar"*

President
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

File No. 82-4427

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: AVALON VENTURES LTD. (the "Issuer").

Month in which stock options have been granted or amended: FEBRUARY, 2004

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Donald S. Bubar	N/A	President & CEO	February 16, 2004	175,000	$0.25	February 16, 2009
F. Dale Corman	N/A	Director	February 16, 2004	100,000	$0.25	February 16, 2009
Lawrence Page	N/A	Chairman, Director	February 16, 2004	100,000	$0.25	February 16, 2009
Alan Ferry	N/A	Director	February 16, 2004	50,000	$0.25	February 16, 2009
Joseph G. Monteith	N/A	Director	February 16, 2004	50,000	$0.25	February 16, 2009
Brian D. MacEachen	N/A	Director	February 16, 2004	52,500	$0.25	February 16, 2009
Jim Andersen	N/A	CFO & VP Finance Officer	February 16, 2004	75,000	$0.25	February 16, 2009

Total number of optioned shares proposed for acceptance: 602,500

- Date shareholder approval was obtained for the Stock Option Plan: January 5, 2000.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,715,000.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officer's options, disclose the date shareholder approval was obtained for the amendment: N/A.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated February 16, 2004.

Donald S. Bubar
Name of Director or Senior Officer

Signature

President & CEO
Official Capacity

PROXY
(Solicited by Management)

ANNUAL GENERAL MEETING OF MEMBERS OF

AVALON VENTURES LTD. (the "Company")

TO BE HELD AT: **The Toronto Board of Trade Downtown Centre**
3rd Floor, 1 First Canadian Place, Toronto, Ontario
ON: **Thursday, February 26, 2004 at 4:30 p.m.**

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Donald S. Bubar, director, President, and Chief Executive Officer of the Company, or failing him, R. James Andersen, Chief Financial Officer and Vice-President, Finance, of the Company or in place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the registered shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular dated January 14, 2004).

	For	Against
1. To authorize the directors to fix the auditors' remuneration	______	______
2. To determine the number of directors at six (6).	______	______
	For	**Withhold**
3 To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company	______	______
4. To elect as directors all those named in Numbers 5 to 10 below	______	______
5. To elect as a director, Donald S. Bubar	______	______
6. To elect as a director, Lawrence Page, Q.C.	______	______
7. To elect as a director, Alan Ferry	______	______
8. To elect as a director, F. Dale Corman	______	______
9. To elect as a director, Joseph Monteith	______	______
10. To elect as a director, Brian D. MacEachen	______	______
	For	**Against**
11 To ratify, confirm and approve all acts done by and the proceedings of the Company's directors and officers on behalf of the Company since its last Annual General Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares
Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

FILE No. 82-4427

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy holders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the head office of the Company, 111 Richmond Street West, Suite 1005, Toronto, Ontario, M5H 2G4 (fax number 1-416-364-5162), or at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax number 1-866-249-7775), by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

FILE No. 82-4427

04 MAR -9 AM 7: 21

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1005 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	November 30, 2003
Date of Report	January 23, 2004

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2004/01/23
Name of Director	**Date Signed**
"Brian MacEachen"	2004/01/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

Consolidated Balance Sheets
As at November 30, 2003, November 30, 2002 and August 31, 2003
(Unaudited)

	November 30, 2003	November 30, 2002	August 31, 2003
Assets			
Current Assets			
Cash and cash equivalents	$ 61,473	$ 65,505	$ 131,686
Joint venture receivables	-	5,448	5,448
Other receivables and prepaid expenses	38,901	17,395	47,844
	100,374	88,348	184,978
Investments	82,143	112,948	23,143
Resource Properties	4,509,271	4,920,459	4,458,948
Property, Plant and Equipment	3,380	6,824	3,654
Patents - Process Technology	-	19,909	-
	$ 4,695,168	$ 5,148,488	$ 4,670,723
Liabilities			
Current Liabilities			
Accounts payable	$ 376,760	$ 214,213	$ 304,960
Joint venture advances	10,606	16,611	10,606
	387,366	230,824	315,566
Shareholders' Equity			
Share Capital	18,369,702	18,167,098	18,369,702
Contributed Surplus	87,797	-	87,797
Deficit	(14,149,697)	(13,249,434)	(14,102,342)
	4,307,802	4,917,664	4,355,157
	$ 4,695,168	$ 5,148,488	$ 4,670,723

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Three Months Ended November 30
(Unaudited)

	2003	2002
Revenue		
Interest income	$ 50	$ 430
Management fees	-	650
	50	1,080
Expenses		
Amortization	274	891
Consulting fees	20,800	17,815
Directors' fees and expenses	3,000	3,000
Insurance	1,129	1,456
Interest and bank charges	-	338
Office and general	3,584	1,290
Professional fees	13,627	12,855
Public and investor relations	3,783	2,236
Rent and utilities	4,394	4,946
Salaries and benefits	2,074	2,256
Shareholders' information	-	537
Transfer and filing fees	1,493	1,689
Travel	245	2,041
	54,403	51,350
Loss Before the Undernoted Items	(54,353)	(50,270)
Loss on Sale of Resource Properties	(25,419)	-
Gain (Loss) on Sale of Investments	2,416	(1,425)
Recoveries of Joint Venture Receivables	30,000	-
Loss for the Period	(47,356)	(51,695)
Deficit - Beginning of Period	(14,102,341)	(13,197,739)
Deficit - End of Period	$ (14,149,697)	$ (13,249,434)
Loss per Share	$ -	$ -
Weighted Average Number of Common Shares Outstanding	26,375,248	24,655,248

Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Three Months Ended November 30
(Unaudited)

	2003	2002
Cash Flows from Operating Activities		
Cash received from joint venture partners	$ -	$ 650
Cash paid to suppliers and employees	(10,296)	(33,599)
Interest received	50	430
Interest paid	-	(5,000)
	(10,246)	(37,519)
Cash Flows from Investing Activities		
Resource property expenditures	(65,883)	(38,786)
Reimbursement of joint venture costs	-	18,413
Proceeds from sale of resource properties	2,500	-
Proceeds from sale of investments	3,416	6,820
	(59,967)	(13,553)
Change in cash and cash equivalents	(70,213)	(51,072)
Cash and cash equivalents - beginning of period	131,686	116,577
Cash and cash equivalents - end of period	$ 61,473	$ 65,505
Non-cash financing and investing activities		
Investments received from sale of resource properties	$ 30,000	$ -
Investments received on recoveries of joint venture receivables	$ 30,000	$ -

Avalon Ventures Ltd.

Notes to Consolidated Financial Statements
For the Three Months Ended November 30, 2003
(Unaudited)

1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2003 annual report.

2. Subsequent Events

Subsequent to the quarter ended November 30, 2003 the Company:

a) issued 1,060,000 flow-through share units for proceeds of $265,000. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant, each warrant will entitle the holder to purchase one non-flow-through common share for a period of two years from December 31, 2003 at a price of $0.27 in the first year and $0.29 in the second year.

b) issued 3,423,000 non-flow-through share units for proceeds of $684,600. Each non-flow-through unit consists of one non-flow-through common share and one non-transferable share purchase warrant, each warrant will entitle the holder to purchase one non-flow-through common share for a period of two years from January 23, 2004 at a price of $0.25 in the first year and $0.30 in the second year.

BC FORM 51-901

QUARTERLY REPORT

Incorporated as part of Schedule B and C

ISSUER DETAILS:	
Name of Issuer	**AVALON VENTURES LTD.**
Issuer's Address	111 Richmond Street West, Suite 1116 Toronto, Ontario, M5H 2G4
Issuer Telephone Number	(416) 364-4938
Issuer Fax Number	(416) 364-5162
Contact Person	Donald S. Bubar
Contact's Position	President
Contact Telephone Number	(416) 364-4938
Contact Email Address	info@avalonventures.com
Web Site Address	www.avalonventures.com
For Quarter Ended	November 30, 2003
Date of Report	January 23, 2004

Certificate

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Donald S. Bubar"	2004/01/23
Name of Director	**Date Signed**
"Brian MacEachen"	2004/01/23
Name of Director	**Date Signed**

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

1. Breakdown of Resource Property Expenditures

	Separation Rapids Rare Metals	Tantalum Group Properties[1]	Warren Township Anorthosite Project	Cobequid Mountains Gold Project	Mount Thom Cu-Co-Au Project	Other	Total
Acquisition costs	$ -	$ -	$ -	$ 4,065	$ 5,490	$ -	$ 9,555
Geology	-	-	-	83,869	7,281	-	91,150
Metallurgical/market studies	5,038	-	-	-	-	-	5,038
Current expenditures	5,038	-	-	87,934	12,771	-	105,743
Balance - beginning of period	3,926,992	402,251	4,654	69,631	-	55,420	4,458,948
Sale of Resource Properties	-	-	-	-	-	(55,420)	(55,420)
Balance - end of period	$ 3,932,030	$ 402,251	$ 4,654	$ 157,565	$ 12,771	$ -	$ 4,509,271

[1] The Tantalum Group Properties consist of the Lilypad Lakes and Raleigh Lake Projects

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

2. Expenditures to Related Parties $ 37,800

3. a) (i) Common Shares Issued During the Quarter Ended November 30, 2003

None

(ii) Warrants Issued During the Quarter Ended November 30, 2003

None

b) Options Granted During the Quarter Ended November 30, 2003

None

4. a) Authorized Share Capital as at November 30, 2003

25,000,000	Preferred shares, no par value
100,000,000	Common shares, no par value

b) Issued and Outstanding Share Capital as at November 30, 2003

Number of Shares:	26,375,248 common shares
Recorded Value:	$ 18,369,702

c) (i) Warrants Outstanding as at November 30, 2003

Security	Number	Exercise Price	Expiry Date
Warrants (Flow-through)	231,000	$ 0.75	30-Dec-2003
Warrants	1,000,000	$ 1.00	31-Jul-2005
Warrants (Flow-through)	232,758	$ 0.58	29-Dec-2003
Warrants (Flow-through)	520,000	$ 0.65	28-Dec-2003
Warrants	670,000	$ 0.20	31-Dec-2004
Warrants	1,050,000	$ 0.20	01-Aug-2005

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

4. c) (ii) Options Outstanding as at November 30, 2003

	Number	Weighted Average Price
Balance - August 31, 2003	2,792,500	$ 0.56
Granted	-	$ -
Exercised	-	$ -
Cancelled/Expired	-	$ -
Balance - November 30, 2003	2,792,500	$ 0.56

d) There are no shares in escrow or subject to pooling restrictions

5. a) List of Directors at November 30, 2003

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

b) List of Officers at November 30, 2003

Donald Bubar	President and CEO
R. James Andersen	Vice-President, Finance and CFO
Lawrence Page	Chairman
Anne Jamieson	Secretary

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS
For the three months ended November 30, 2003

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a primary focus on industrial minerals and rare metals including feldspars, lithium, tantalum and cesium, and a secondary focus on "IOCG-type" copper-gold-cobalt deposits. The Company is in the process of exploring 8 of its 12 mineral resource properties, most of which are at an early stage where economically recoverable ore reserves have not yet been defined. Two industrial mineral properties (Separation Rapids and Warren Township) are at a more advanced stage with defined mineral reserves that independent consultants have determined are economically recoverable, provided that suitable sales contracts with customers for the mineral products can be arranged.

Resource property expenditures during the quarter ended November 30, 2003 totaled $105,743, of which $87,934 was expended on the Cobequid Mountains gold project in central Nova Scotia. These expenditures were funded with the proceeds of the flow-through private placement, which closed on August 1, 2003 and were mainly related to initial compilation and prospecting work. An additional $12,771 was expended on the newly-acquired Mount Thom copper-gold project, also located in central Nova Scotia, to fund initial prospecting and compilation work.

The balance of the resource property expenditures incurred, totaling $5,038, were incurred on the **Separation Rapids** project to fund crucible melt tests conducted on the glass-grade high-lithium feldspar ("HLF") product, carried out at the Center for Glass Research at Alfred University in New York. A chemical analysis of the glass-grade HLF material revealed that the dry process was successful in producing a very low iron product assaying 0.04% $Fe2O3$, which was one of the main objectives of the process testwork. The crucible melt tests confirmed the high purity of this material as no discoloration of the glass was noted and, of greater significance, it was also demonstrated that the high fluxing power of the contained lithium results in improved melting performance, creating potential for significant energy savings for the glass manufacturer. With the high cost of natural gas forcing glass manufacturers to seek new methods for reducing energy consumption in their furnaces, the Company's HLF product offers a unique new low-cost alternative for achieving this objective.

On the **Cobequid Mountains project**, initial work did not result in any new prospecting discoveries but the results did indicate that the region also had exceptional potential for "Olympic Dam style" iron oxide copper-gold ("IOCG") deposits. Consequently, the project was expanded with the acquisition of two new properties having potential for these types of deposits called West River Station and Upper Kemptown and later, the Company optioned a third, more advanced IOCG prospect in the same area called Mount Thom from other local prospectors.

The Company can earn a 100% interest in the **Mount Thom** property by making $125,000 in cash payments, issuing 100,000 treasury shares and incurring $500,000 in exploration expenditures on the property over 4 years. The optionors would retain a 3% NSR royalty interest in the property, which can be reduced to 1% at any time with a payment of $2.0 million. The initial commitments are a $5,000 cash payment, 100,000 treasury shares and a $100,000 first year work program. This property covers an historical copper-cobalt-gold occurrence known since 1971 and a new "IOCG-style" copper-gold occurrence found by the Company during its due diligence investigations in October, 2003. Assays from two grab samples of this material averaged 3.32% copper and 0.61g/t gold.

Administrative expenses during the quarter totalled just $54,403 an amount which is very similar to the comparable period in 2002, reflecting the continuing reduced level of business activity during the quarter. The Company operated with a working capital deficiency through the quarter but created sufficient cash to cover administrative expenses through the sale of investments and inactive mineral properties. This resulted in a small capital gain of $2,416 and a recovery of previously written-off joint venture receivables of $30,000. There were

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

no significant variances from budget in either the Company's administrative costs or in its resource property expenditures during the quarter. No shares were issued during the quarter although the option agreement for the Mount Thom property contemplates the issuance of 100,000 treasury shares to the optionors to be completed during the second quarter.

During, or subsequent to the end of the quarter, the Company completed the sale of three inactive mineral properties as disclosed in the Company's news release dated January 9, 2004: 1) the Company and joint venture partner Starcore Resources Ltd. completed the sale of the **Denain** gold project, located near Val d'Or, Quebec to Mirabel Resources Inc., a public company listed on the TSX Venture Exchange. The total consideration was 240,000 shares at a deemed value of $0.25 per share. Starcore assigned its 50% share of the proceeds to the Company to settle all of its outstanding debt with the Company; 2) the Company sold its 40% interest in the **Wolf Mountain** platinum-palladium property to East West Resource Corporation and Canadian Golden Dragon Resources Ltd. for $20,000 cash and a retained 0.4% NSR interest, which the purchasers also have the right to buy back for an additional $1.0 million cash and 3) the Company completed the sale of its 25% interest in the **Alcudia** gold property to Alto Ventures Ltd. upon receipt of the balance of the $5,000 cash purchase price.

Expenditures to **related parties** during the quarter totalled $37,800. These were paid to an accounting firm in which the Vice-President, Finance is a partner and a consulting company controlled by the President. Expenditures for **Public and Investor Relations** during the quarter totalled just $3,783, a similar amount to the comparable period in 2002. Most of these expenses were related to website maintenance, news release dissemination, and responding to routine investor inquiries. These duties were handled by the President.

Subsequent to the end of the quarter, on December 15, 2003, the Issuer engaged AGORA Investor Relations ("AGORA") of Richmond Hill, Ontario as its investor relations consultant for an initial period of 12 months, at the rate of $1,250 per month. The agreement does not contemplate granting any stock options to AGORA or to any of its employees. AGORA does not presently hold any shares in the Issuer and will not be performing market-making activities for the Issuer. AGORA specializes in on-line investor relations services and has represented over 25 small-cap companies since 1997.

The decision to engage AGORA was made in response to rapidly increasing investor relations demands on management due to the increase in investor interest in junior exploration companies experienced in the latter part of 2003. This increased investor interest is expected to continue in 2004. AGORA's customized and monitored on-line contact and information centre allows the Issuer to communicate with all investors simultaneously, resulting in considerable time savings for management, while significantly improving shareholder communications. AGORA's work will be supplemented by an on-line marketing program under a service agreement with Stockgroup Information Systems Inc. through their Stockhouse and SmallCapCenter financial information websites.

Also subsequent to the end of the quarter, on January 9, 2004, the Company closed a private placement of 1,060,000 flow-through units at a price of $0.25 per unit for total proceeds of $265,000. Each unit consists of one flow-through share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through share for one year from closing at a price of $0.27 and at a price of $0.29 for the second year from closing. The shares to be issued under this private placement will be subject to a hold period expiring May 9, 2004. On January 23, 2004, the Company closed a private placement of 3,423,000 non-flow-through units at a price of $0.20 per unit for total proceeds of $684,600. Each unit consists of one common share and one non-transferable share purchase warrant to purchase one additional common share exercisable at a price of $0.25 for a period of one year after issuance and at a price of $0.30 for the second year after issuance. The shares to be issued under this private placement will be subject to a hold period expiring May 23, 2004.

Avalon Ventures Ltd.

For the Three Months Ended November 30, 2003
(Unaudited)

The proceeds of the flow-through financing will be used to fund a work program on the Company's new IOCG copper-gold properties in Nova Scotia, principally the Mount Thom property. The work will include prospecting, compilation, geophysical surveys and diamond drilling on the new target defined on the Mount Thom property. The non-flow-through financing will provide funding for on-going market development work for the Separation Rapids and Warren Township projects as well as working capital to cover administrative expenses and settle outstanding accounts payable.

January 23, 2004.